Exhibit 12.2

Alestra, S. de R. L. de C. V.

Computation Pro forma Ratio of Earnings to Fixed Charges

(Expressed in millions of Mexican Pesos in purchasing power as of June 30, 2003)

	For the year ended December 31, 2002			For the period ended June 30, 2003
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Fixed charges:
Interest expense	Ps. 829	Ps. 829	Ps. 829	Ps. 449	Ps. 449	Ps. 449
Estimated net decrease in interest expense for refinancing	(431)	(408)	(418)	(225)	(213)	(218)
Rental expense representative of interest	22	22	22	11	11	11

Total fixed charges	420	443	433	235	247	242

Total adjusted earnings available for payment of fixed charges (1)(2)	(566)	(566)	(566)	124	124	124

Ratio of earnings to fixed charges (3)	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges, after taking into account adjustments in accordance with US GAAP (4)(5)	(470)	(470)	(470)	174	174	174
Ratio of earnings in fixed charges with adjustments to accord with US GAAP (3)	—	—	—	—	—	—

(1)	For the year ended December 31, 2002, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 986, Ps. 1,009 and Ps. 999 in scenario 1, 2 and 3, respectively.
(2)	For the period ended June 30, 2003, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 99, Ps. 123 and Ps. 118 in scenario 1, 2 and 3, respectively.
(3)	The ratio coverage under pro forma basis was less than 1.1 for Mexican GAAP and for US GAAP purposes.
(4)	For the year ended December 31, 2002, earnings as determined under U.S. GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 890, Ps 913 and Ps. 903 in scenario 1, 2 and 3, respectively.
(5)	For the period ended June 30 , 2003, earnings as determined under U.S. GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 61, Ps. 73 and Ps. 68 in scenario 1, 2 and 3, respectively.